EXHIBIT 99.1

Antalpha Reports Second Quarter 2026 Results

SINGAPORE, Aug. 19, 2026 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) ("Antalpha" or the "Company") today announced its unaudited financial results for the second quarter ended June 30, 2026.

“During the second quarter, we executed across our financing, technology and risk management businesses,” said Paul Liang, Chief Financial Officer of Antalpha. “As financing activity moderated during the quarter, we were selective in deploying capital by prioritizing portfolio quality and long-term client relationships while improving funding efficiency. Antalpha Prime, our flagship financing platform and primary revenue and earnings contributor, delivered operating profitability while maintaining our record of zero principal loss since inception, demonstrating the strength of our underwriting discipline and risk management framework.”

“Our consolidated financial results primarily reflected unrealized fair-value adjustments related to Aurelion’s tokenized gold holdings, which impacted reported results but did not reflect the underlying operating performance of Antalpha Prime. We believe it is important to evaluate these reported results alongside the continued operating performance of Antalpha Prime as we execute our long-term strategy.”

“We believe that disciplined operations and risk management are the foundation for creating long-term shareholder value. As such, we will deploy capital selectively, enhance our financing platform, and advance high ROI complementary capabilities such as our tokenized gold platform and Web3 AI agent, Nina.”

Second Quarter 2026 Financial Highlights

	For the three Months Ended June 30,
(In US$1 millions, unaudited)	2025	2026	YOY
Total Revenue	$17.0	$12.2	(28%)
Net income attributable to Antalpha*	$0.7	($12.5)	NM
Adjusted EBITDA (non-GAAP)**	$3.8	($27.4)	NM
Adjusted EBITDA Margin (non-GAAP)*	22%	(225%)	NM
	As of June 30,
(In US$1 millions, unaudited)	2025	2026	YOY
Supply Chain TVL	$714	$384	(46%)
Margin Loan TVL***	$1,335	$969	(27%)
Total Value of Loans (TVL) Facilitated	$2,049	$1,353	(34%)

* The Company's Q2 2026 results reflect the consolidated results of the Company and Aurelion (NASDAQ: AURE) following the acquisition of a controlling interest in Aurelion on October 10, 2025, whereas Q2 2025 results represent the Company's standalone results.

** Please see “Non-GAAP Measures” and “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” below for further information on non-GAAP numbers.

*** Antalpha earns technology platform fees on margin loans, which it acts as an agent and assumes no principal credit exposure.

Second Quarter 2026 Performance Highlights

  Revenue
    Total revenue was $12.2 million, compared with $17.0 million in the second quarter of 2025, down 28% year-over-year (“YOY”). Excluding revenue associated with the Cango facility repaid in the first quarter of 2026, revenue was $11.6 million, down approximately 15% YOY, primarily reflecting lower average loan balances across the remaining loan portfolio.
    Technology financing fees were $7.7 million, down 40% YOY, primarily reflecting the wind-down of the Cango facility — substantially repaid in the first quarter of 2026 — together with lower average supply-chain loan balances.
    Technology platform fees were $4.5 million, growing 10% YOY, primarily due to improved margin-loan pricing.

  Risk Management & Loan Portfolio
    Antalpha continued its perfect track record, having recorded no principal loss since inception, reflecting disciplined underwriting, active collateral management and a robust risk management framework.
    Total Value of Loans ("TVL") facilitated was $1.35 billion as of June 30, 2026, compared with $1.71 billion as of March 31, 2026, and $2.05 billion as of June 30, 2025, reflecting selective capital deployment and lower financing activity during the quarter.

  Lending Economics
    Net fee margin increased by approximately 10 basis points YOY, primarily driven by improved pricing in the Company's margin loan business.
    Funding costs remained broadly stable at 68% of technology financing fees, compared with 67% in the second quarter of 2025.

  Profitability
    Operating expenses, excluding fair-value loss on crypto assets, were $15.0 million, down 14% YOY. The total included funding costs of $5.3 million and $1.3 million of non-cash share-based compensation.
    Operating loss was $25.1 million, compared with operating loss of $0.5 million in the prior year period. The increase primarily reflected $22.3 million of fair-value loss on XAUt and XAUE holdings by Aurelion.
    Net loss attributable to Antalpha was $12.5 million, compared with net income of $0.7 million in the second quarter of 2025.
    Adjusted EBITDA loss was $27.4 million, with the vast majority comprising $26.2 million in fair-value loss related to XAUt and XAUE holdings.

  Nina
    During Q2, Nina, Antalpha's Web3 AI agent, advanced several critical product workflow enhancements and expanded its public availability across both the iOS and Android application ecosystems.
    Nina now has several thousand registered users across its website and mobile applications. More than half of registered users completed at least one core product interaction, demonstrating encouraging early user engagement during the product validation stage.

Outlook
Antalpha expects Q3 2026 revenue between $10 million and $12 million. The Company’s guidance assumes solid demand for crypto-collateralized financing, with market conditions remaining broadly consistent with recent trends.

This forecast reflects Antalpha’s current preliminary view, which is subject to substantial risks and uncertainties. The Company is not obligated to update any forward-looking statements, except as required by law.

Conference Call Information
Antalpha’s management will host a conference call today, August 19, 2026, at 8:00 a.m. Eastern Time to discuss the Company’s financial results.

To attend, please register in advance at: https://register-conf.media-server.com/register/BI30b4078217764c03a7ad0976eca109c1.

Upon registration, you will receive a calendar invite email that includes dial-in number, passcode, and your unique access PIN.

A live webcast can be accessed at https://edge.media-server.com/mmc/p/bgbc86kj.

A replay of the call will also be available on the Company’s investor relations website at https://ir.antalpha.com.

Non-GAAP Measures
In addition to financial measures presented under generally accepted accounting principles in the United States, or GAAP, Antalpha evaluates non-GAAP financial measures such as non-GAAP operating income, adjusted EBITDA and adjusted EBITDA margin.

The Company believes these adjustments eliminate the effects of certain non-cash and/or non-recurring items that the Company believes complements management’s understanding of its ongoing operational results. However, non-GAAP measures are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in its industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of its non-GAAP financial measures as tools for comparison. Antalpha will continually evaluate the usefulness of such metrics. The Company believes that non-GAAP measures may be helpful to investors, because they provide consistency and comparability with past financial performance and with how management views its financial performance.

Non-GAAP operating income represents operating income before share-based compensation expenses and one-time restructuring charges. Non-GAAP operating margin represents the ratio between non-GAAP operating income and revenue.

Adjusted EBITDA (non-GAAP) represents net income before interest (if non-operating), taxes, depreciation and amortization, share-based compensation expenses, and one-time restructuring charges, and includes unrealized gains or losses on crypto assets. The Company’s funding cost is an operating item and a significant component of its business. As such, it is not excluded from adjusted EBITDA. Adjusted EBITDA Margin represents the ratio between adjusted EBITDA and revenue.

For more information on non-GAAP financial measures, please see “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About Antalpha
Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to the Web3 industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data. Building on this foundation, Antalpha is also exploring AI-powered tools to help users navigate the digital asset space more effectively.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts
Investor Contact: ir@antalpha.com

Antalpha Platform Holding Company Condensed Combined and Consolidated Balance Sheets (in USD, unaudited)
	As of December 31,	As of June 30,
	2025	2026
Assets
Current assets:
Cash and cash equivalents	7,850,170	4,309,883
Crypto assets held (including USDC)	12,619,660	18,772,107
XAUt	72,476,837	34,789,737
XAUE	—	56,298,330
Accounts receivable	7,971,109	13,230,217
Amounts due from related parties	6,131,139	3,291,783
Loan receivables due from related party, current	—	31,174,817
Loan receivables, current	330,641,034	302,428,540
Prepaid expenses and other current assets	6,626,198	8,377,495
Crypto assets collateral receivable from related party, current	429,876,959	391,176,900
Total current assets	874,193,106	863,849,809
Non-current assets:
Deferred tax assets	422,922	625,507
Loan receivables due from related party, non-current	556,920,339	—
Loan receivables, non-current	113,262,652	49,795,434
Crypto assets collateral receivable from related party, non-current	826,968,973	11,850,555
Investment	10,314,161	10,314,161
Goodwill(i)	21,652,968	21,652,968
Other non-current assets(ii)	3,217,379	3,335,228
Total non-current assets	1,532,759,394	97,573,853
Total assets	2,406,952,500	961,423,662
Liabilities and shareholders’ equity
Current liabilities:
Amounts due to related parties	5,376,563	7,749,212
Accrued expenses and other current liabilities(iii)	11,663,630	12,165,696
Loan payables due to related party, current	307,535,051	322,746,144
Crypto assets collateral payable to related party, current	—	60,066,640
Crypto assets collateral payable to customers, current	429,075,540	268,011,156
Total current liabilities	753,650,784	670,738,848
Non-current liabilities:
Loan payables due to related party, non-current	720,782,080	92,597,292
Crypto assets collateral payable to related party, non-current	659,615,535	—
Crypto assets collateral payable to customers, non-current	69,021,582	12,636,932
Operating lease liabilities, non-current	1,562,871	1,656,440
Total non-current liabilities	1,450,982,068	106,890,664
Total liabilities	2,204,632,852	777,629,512
Total shareholders’ equity	119,680,242	112,076,464
Non-controlling interests	82,639,406	71,717,686
Total equity	202,319,648	183,794,150
Total liabilities and shareholders’ equity	2,406,952,500	961,423,662

(i) Goodwill resulted from the acquisition of Aurelion on Oct 10, 2025.
(ii) Other non-current assets include deferred offering costs, property and equipment, right-of-use assets and intangible assets.
(iii) Accrued expenses and other current liabilities include accrued liabilities, other payables and the current portion of lease liabilities.

Antalpha Platform Holding Company Condensed Combined and Consolidated Statements of Income (in USD, except for shares data, unaudited)
	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
Revenue
Technology financing fee	12,945,038	7,748,917	23,025,411	22,765,698
Technology platform fee	4,064,717	4,454,090	7,580,831	10,160,747
Others	—	3,204	—	3,450
Total revenue	17,009,755	12,206,211	30,606,242	32,929,895
Operating expenses
Funding cost	8,691,218	5,263,476	15,257,264	15,694,648
Technology and development	1,356,386	1,353,665	2,641,746	3,892,797
Sales and marketing	1,282,575	2,194,527	2,255,391	6,786,664
General and administrative	5,710,860	5,906,597	8,856,502	13,186,683
Fair value change on crypto assets(i)	—	22,289,289	—	11,352,092
Other cost	434,402	269,558	883,312	456,717
Total operating expenses	17,475,441	37,277,112	29,894,215	51,369,601
Operating (loss)/income	(465,686)	(25,070,901)	712,027	(18,439,706)
Non-operating income/(loss)(ii)	1,401,587	(4,531,283)	2,107,875	(3,269,016)
Income/(loss) before income tax	935,901	(29,602,184)	2,819,902	(21,708,722)
Income tax expense/(benefit)	261,350	45,557	689,498	(172,775)
Net income/(loss)	674,551	(29,647,741)	2,130,404	(21,535,947)
Net (loss) attributable to non-controlling interests	—	(17,106,069)	—	(11,684,450)
Net income/(loss) attributable to Antalpha	674,551	(12,541,672)	2,130,404	(9,851,497)
Foreign currency translation adjustment	—	77,148	—	477,359
Total Comprehensive income/(loss)	674,551	(29,570,593)	2,130,404	(21,058,588)
Total comprehensive loss attributable to non-controlling interests	—	(17,053,416)	—	(11,358,653)
Total comprehensive income/(loss) attributable to Antalpha	674,551	(12,517,177)	2,130,404	(9,699,935)

Weighted average number of ordinary shares
Basic*	21,585,385	24,011,218	20,424,144	23,997,979
Diluted*	24,209,464	26,499,593	23,025,651	26,506,472
Earnings/(loss) per share
Basic*	0.03	(0.52)	0.10	(0.41)
Diluted*	0.03	(0.47)	0.09	(0.37)

*Giving retroactive effect to the reverse stock split effected on April 18, 2025.
(i) Reflects fair value change on XAUt, XAUt collateral receivables due from related party and XAUE, which are managed by AURE.
(ii) Non-operating income includes other income and fair value change on crypto assets and liabilities, including fair value change on Antalpha Prime’s XAUE assets.

Antalpha Platform Holding Company Selected Information (in USD, unaudited)
	Three months ended June 30,					Six months ended June 30,
	2025	2026				2025	2026
	Antalpha	Antalpha	AURE	adj	AA Group	Antalpha	Antalpha	AURE	adj	AA Group
Tota Revenues	17,009,755	12,206,211	—	—	12,206,211	30,606,242	32,929,895	—	—	32,929,895
YOY	—	(28%)	—	—	(28%)	—	8%	—	—	8%
Operating expenses
Funding cost	8,691,218	5,263,476	—	—	5,263,476	15,257,264	15,694,648	—	—	15,694,648
Technology and development	1,356,386	1,353,665	—	—	1,353,665	2,641,746	3,892,797	—	—	3,892,797
Sales and marketing	1,282,575	2,156,874	37,653	—	2,194,527	2,255,391	6,649,215	137,449	—	6,786,664
General and administrative	5,710,860	3,837,228	2,072,369	(3,000)	5,906,597	8,856,502	9,214,495	3,975,188	(3,000)	13,186,683
Fair value change on crypto assets	—	—	22,289,289	—	22,289,289	—	—	11,352,092	—	11,352,092
Other cost	434,402	269,558	—	—	269,558	883,312	456,717	—	—	456,717
Total operating expenses	17,475,441	12,880,801	24,399,311	(3,000)	37,277,112	29,894,215	35,907,872	15,464,729	(3,000)	51,369,601
Operating (loss)/income	(465,686)	(674,590)	(24,399,311)	3,000	(25,070,901)	712,027	(2,977,977)	(15,464,729)	3,000	(18,439,706)
Operating income/(loss) (non-GAAP)	2,125,558	245,828	(24,051,378)	3,000	(23,802,550)	3,667,355	2,144,262	(14,744,287)	3,000	(12,597,025)
Net income/(loss) attributable to Antalpha	674,551	(4,583,903)	(7,957,769)	—	(12,541,672)	712,027	(4,415,873)	(5,435,624)	—	(9,851,497)

Adjusted EBITDA	3,801,826	(3,328,726)	(24,094,980)	—	(27,423,706)	6,292,057	1,072,906	(15,175,531)	—	(14,102,625)
Adjusted EBITDA margin	22%	(27%)	—	—	(225%)	21%	3%	—	—	(43%)

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in USD, unaudited)
	Three months ended June 30,					Six months ended June 30,
	2025	2026				2025	2026
	Antalpha	Antalpha	AURE	Adj	AA Group	Antalpha	Antalpha	AURE	Adj	AA Group
Total Revenue	17,009,755	12,206,211	—		12,206,211	30,606,242	32,929,895	—		32,929,895

Operating (loss)/income	(465,686)	(674,590)	(24,399,311)	3,000	(25,070,901)	712,027	(2,977,977)	(15,464,729)	3,000	(18,439,706)
Add: Share-based compensation expenses	2,591,244	920,418	347,933		1,268,351	2,955,328	1,809,191	720,442		2,529,633
Add: Severance expense	—	—	—		—	—	3,313,048	—		3,313,048
Operating income/(loss) (non-GAAP)	2,125,558	245,828	(24,051,378)	3,000	(23,802,550)	3,667,355	2,144,262	(14,744,287)	3,000	(12,597,025)
Operating margin (non-GAAP)	12%	2%	—		(195%)	12%	7%	—		(38%)

Net income/(loss)	674,551	(4,583,903)	(25,063,838)		(29,647,741)	2,130,404	(4,415,873)	(17,120,074)		(21,535,947)
Add: Share-based compensation expenses	2,591,244	920,418	347,933		1,268,351	2,955,328	1,809,191	720,442		2,529,633
Add: Income tax (benefit) / expense	261,350	45,557	—		45,557	689,498	(172,775)	—		(172,775)
Add: Depreciation and amortization expense	274,681	289,202	—		289,202	516,827	539,315	—		539,315
Add: Interest expense	—	—	620,925		620,925	—	—	1,224,101		1,224,101
Add: Severance expense	—	—	—		—	—	3,313,048	—		3,313,048
Adjusted EBITDA	3,801,826	(3,328,726)	(24,094,980)		(27,423,706)	6,292,057	1,072,906	(15,175,531)		(14,102,625)
Adjusted EBITDA margin	22%	(27%)	—		(225%)	21%	3%	—		(43%)